HAROLD Y. SPECTOR, CPA
CAROL S. WONG, CPA

SPECTOR & WONG, LLP

Certified Public Accountants

(888) 584-5577
FAX (626) 584-6447
hspectorcpa@earthlink.net

80 SOUTH LAKE AVENUE
SUITE 723
PASADENA, CALIFORNIA 91101

CONSENT OF SPECTOR & WONG, LLP
INDEPENDENT AUDITOR

We consent to the use of our report dated March 18, 2004, on the financial statements of Age Research Incorporated, as of December 31, 2003, included herein and to the reference made to us.

We consent to the incorporation by reference in the Registration Statement of the aforementioned report and to the use of our name as it appears under the option "Experts".



Spector & Wong, LLP
Pasadena, California
March 30, 2004